UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

EXCELSIOR LASALLE PROPERTY FUND, INC.

(Name of Subject Company (issuer))

EXCELSIOR LASALLE PROPERTY FUND, INC. (Offeror and Issuer)

(Names of Filing Persons (identifying status as offeror, issuer or other person)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Lee A. Gardella

President and Co-Chief Executive Officer

Excelsior LaSalle Property Fund, Inc.

225 High Ridge Road

Stamford, CT 06905

(203) 352-4400

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

Michael L. Zuppone, Esq.

Keith D. Pisani, Esq.

Paul, Hastings, Janofsky & Walker, LLP

75 East 55th Street

New York, New York 10022

(212) 318-6000

CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee**
$5,000,000	$538.50

*	Calculated as the maximum aggregate purchase price for shares of Class A Common Stock.
**

The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the aggregate amount of cash offered by the Company.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Amendment No. 1 to Tender Offer Statement on Schedule TO relates to the offer by Excelsior Lasalle Property Fund, Inc., a Maryland corporation (the “Fund”), to purchase up to $5 million of its Class A common stock, $0.01 par value per share (“Shares” or “Common Stock”), at $112.66 per Share, which equals the per Share net asset value of the Fund as of June 30, 2006. The offer is subject to the terms and conditions set forth in the Offer to Purchase, dated August 7, 2006, attached hereto as Exhibit (a)(1)(B) (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), previously filed as Exhibit (a)(1)(C) hereto, which, together with any amendments or supplements to either, collectively constitute the “Offer.” This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934.

Item 10.	Financial Statements.

(a)           Not Applicable.

(b)           The Fund’s assets will be reduced by the number of tendered Shares that are repurchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund does not believe that pro forma financial information is material to investors.

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Item 12.	Exhibits.

Exhibit

Number	Description
(a)(1)(A)*	Form of Cover Letter to the Offer to Purchase and Letter of Transmittal
(a)(1)(B)	The Offer to Purchase, dated August 7, 2006.
(a)(1)(C)*	Form of Letter of Transmittal.
(a)(1)(D)*	Form of Notice of Withdrawal.

(a)(1)(E)*	Form of Letter from the Fund to Stockholders in connection with the Fund’s acceptance of tenders of Common Stock.

________________________

*Previously filed.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended Schedule TO is true, complete and correct.

EXCELSIOR LASALLE PROPERTY FUND, INC.
By: /s/ Lee A. Gardella

Name: Lee A. Gardella

Title:	President and Co-Chief Executive Officer

Date: August 24, 2006

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Exhibit Index

Exhibit

Number	Description
(a)(1)(A)*	Form of Cover Letter to the Offer to Purchase and Letter of Transmittal
(a)(1)(B)	The Offer to Purchase, dated August 7, 2006.
(a)(1)(C)*	Form of Letter of Transmittal.
(a)(1)(D)*	Form of Notice of Withdrawal.

(a)(1)(E)*	Form of Letter from the Fund to Stockholders in connection with the Fund’s acceptance of tenders of Common Stock.

________________________

*Previously filed.

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EXHIBIT (a)(1)(B)

THE OFFER TO PURCHASE

EXCELSIOR LASALLE PROPERTY FUND, INC.

225 High Ridge Road

Stamford, CT 06905

OFFER TO PURCHASE UP TO $5 MILLION

OF OUTSTANDING SHARES OF CLASS A COMMON STOCK

AT NET ASSET VALUE PER SHARE

THE EXPIRATION DATE OF THE OFFER IS 12:00 MIDNIGHT, EASTERN TIME

ON TUESDAY, SEPTEMBER 5, 2006, UNLESS EXTENDED.

Dear Stockholder:

Excelsior LaSalle Property Fund, Inc. (the “Fund”) is offering to purchase for cash on the terms and conditions set forth in this Offer to Purchase and the related Letter of Transmittal attached to this Offer to Purchase as Exhibit A (the “Letter of Transmittal”) up to $5 million of the Fund’s issued and outstanding shares of Class A common stock, par value $0.01 per share (“Shares” or “Common Stock”), at $112.66 per Share, which equals the per Share net asset value (“NAV”) of the Fund as of June 30, 2006. This Offer to Purchase and the Letter of Transmittal shall constitute the “Offer.”

Unless extended, the Offer will expire at 12:00 midnight, Eastern Time, on September 5, 2006. You may tender all or a portion of your Shares. Please note, however, that if you only tender a portion of your Shares, you will be required to maintain a capital account balance in the Fund equal to $100,000 or more.

Stockholders desiring to tender all or any portion of their Shares for repurchase in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or fax it to the Fund in the manner set forth in Section 2 “Procedure for Tendering Shares” below.

Neither the Fund nor its board of directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering their Shares. Each stockholder must make his, her or its own decision whether to tender Shares, and if so, how many Shares to tender.

No person has been authorized to make any recommendation on behalf of the Fund as to whether stockholders should tender their Shares. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied upon as having been authorized by the Fund. This transaction has not been approved or disapproved by the Securities and Exchange Commission (“SEC”) nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction nor upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions, requests for assistance and requests for additional copies of the Offer may be directed to the Fund’s manager, UST Advisers, Inc., 225 High Ridge Road, Stamford, CT 06905, telephone (203) 352-4497, attention Peggy Lynn.

August 7, 2006	EXCELSIOR LASALLE PROPERTY FUND, INC.

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TABLE OF CONTENTS

Page

SUMMARY TERM SHEET		B-2
1.	PRICE; NUMBER OF SHARES; EXPIRATION DATE.	B-5
2.	PROCEDURES FOR TENDERING SHARES.	B-5
3.	AMOUNT OF TENDERS.	B-6
4.	WITHDRAWAL RIGHTS.	B-6
5.	REPURCHASE AND PAYMENT.	B-6
6.	CONDITIONS OF THE OFFER.	B-7
7.	PURPOSE OF THE OFFER.	B-8
8.	CERTAIN EFFECTS OF THE OFFER.	B-8
9.	SOURCE AND AMOUNT OF FUNDS.	B-8
10.	FINANCIAL INFORMATION.	B-8
11.	CERTAIN INFORMATION ABOUT THE FUND.	B-8
12.	ADDITIONAL INFORMATION.	B-9
13.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES.	B-9
14.	EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS.	B-9
15.	INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES.	B-9
16.	MISCELLANEOUS.	B-11

SUMMARY TERM SHEET

Except where the context suggests otherwise, the terms “we,” “us,” “our” and the “Fund” refer to Excelsior LaSalle Property Fund, Inc.

We are providing this summary term sheet for your convenience. This summary term sheet highlights certain material terms of the Offer, but you should understand that it does not describe all of the details of the Offer to the same extent described elsewhere in this Offer to Purchase. We urge you to read the entire Offer to Purchase and the related Letter of Transmittal because they contain the full details of the Offer. We have included references to the sections of this Offer to Purchase where you will find a more complete discussion.

•	Who is offering to purchase my Shares?

Excelsior LaSalle Property Fund, Inc. is offering to purchase your Shares.

•	Why are we offering to purchase your Shares?

We are a private investment vehicle and have no current intention of offering our Shares to the public or of registering our Shares under the Securities Act of 1933. Our Shares are not and are not expected to be listed for trading on any securities exchange or over-the-counter market. As a result, our board of directors has decided to provide liquidity for stockholders by offering to purchase Shares through semi-annual tender offers. See Section 7 “Purpose of the Offer.”

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•	How much Common Stock will the Fund purchase?

Subject to the terms and conditions of the Offer, the Fund will purchase up to $5 million of Shares or, if a lesser number of Shares are validly tendered, all Shares that are validly tendered and not validly withdrawn. If more than $5 million of Shares are surrendered (or “tendered”) by stockholders in response to the Offer, the Fund will in its sole discretion either: (i)  extend the Offer and increase the number of Shares that it is offering to repurchase to an amount it believes is sufficient to accommodate all tendered Shares; or (ii) accept Shares tendered on or before the expiration date for payment on a pro rata basis based on the aggregate NAV of the tendered Shares. In addition, the Fund may, in its discretion, accept additional Shares in an amount not to exceed 2% of the outstanding Shares. See Section 1 “Price; Number of Shares; Expiration Date” and Section 5 “Repurchase and Payment.”

•	What will be the purchase price for the Shares?

The Fund will pay you $112.66 per share, which equals the per share NAV of the Fund as of June 30, 2006. See Section 1 “Price; Number of Shares; Expiration Date” and Section 5 “Repurchase and Payment.”

•	How do I tender my Shares?

If you would like the Fund to purchase your Shares or a portion of your Shares, you must complete and sign the enclosed Letter of Transmittal and either:

•	mail (via certified mail return receipt requested) or otherwise deliver it to UST Advisers, Inc., 225 High Ridge Road, Stamford, CT 06905, attention Peggy Lynn; or
•	fax it to UST Advisers, Inc. at (203) 352-4456, attention Peggy Lynn.

Unless the Offer is extended, the Letter of Transmittal must be received before 12:00 midnight, Eastern Time, on Tuesday, September 5, 2006. If you choose to fax the Letter of Transmittal, you must mail the original Letter of Transmittal to UST Advisers, Inc. promptly after it is faxed (although the original does not have to be received before 12:00 midnight, Eastern Time, on Tuesday, September 5, 2006). See Section 2 “Procedures for Tendering Shares.”

•	When will I receive payment for my Shares?

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the extension or amendment), we will accept for payment, and will pay for, Shares validly tendered and not withdrawn as promptly as practicable after the expiration of the Offer.

•	Am I required to tender all of my Shares?

You may tender all your Shares, a portion of your Shares defined as a specific dollar amount or a portion of your Shares above a specified dollar amount. However, if you only tender a portion of your Shares, you will be required to maintain a capital account balance in the Fund equal to $100,000 or more. We reserve the right to repurchase less than the amount you tender if the repurchase would cause your capital account to have less than the required minimum $100,000 balance, unless this minimum balance requirement must be waived under applicable law. You are able to tender your Shares regardless of when you first purchased your Shares. See Section 3 “Amount of Tenders.”

•	When will the Offer expire? Can the Offer be extended? How will I be notified if the Offer period is extended?

You may tender your Shares until the Offer expires. The Offer will expire at 12:00 midnight, Eastern Time, on Tuesday, September 5, 2006, unless we extend it. We may choose to extend the Offer period for any reason. If we extend the Offer period, we will issue a press release no later than 9:00 a.m. on the next

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business day after the previously scheduled expiration date. We cannot assure you that the Offer will be extended or, if extended, for how long. See Section 1 “Price; Number of Shares; Expiration Date” and Section 14 “Extension of Tender Period; Termination; Amendments.”

•	Will I have to pay any fees or commissions if I tender my Shares and they are repurchased by the Fund?

No.  See Section 16 “Miscellaneous.”

•	Will there be any tax consequences to me if I tender my Shares?

If your tendered Shares are accepted, it will be a taxable transaction either in the form of a “sale or exchange” or under certain circumstances as a “dividend.” You should consult your tax advisor regarding the tax consequences to you of tendering your Shares. See Section 13 “Certain Federal Income Tax Consequences.”

•	May I withdraw my tendered Shares?

You may withdraw your tendered Shares at any time prior to the time the tendered Shares are accepted for repurchase by the Fund, which is expected to occur promptly after the expiration of the Offer. To withdraw your tendered Shares, you must complete and sign the Withdrawal of Tender Letter attached to this document as Exhibit B and either:

•	mail (via certified mail return receipt requested) or otherwise deliver it to UST Advisers, Inc., 225 High Ridge Road, Stamford, CT 06905, attention Peggy Lynn.; or
•	fax it to UST Advisers, Inc. at (203) 352-4456, attention Peggy Lynn.

The Withdrawal of Tender Letter must be received before the Fund accepts your Shares.

•	How will we pay for the Shares?

The Fund expects to have adequate funds to purchase the tendered Shares. See Section 9 “Source and Amount of Funds.”

•	Are there conditions to the Offer?

Under certain circumstances, the Fund may terminate or amend the Offer or postpone the acceptance of its Shares for payment. The Offer is not conditioned upon the tender of any minimum number of Shares. The Fund is not required to accept or pay for any Shares tendered. See Section 6 “Conditions of the Offer” and Section 14 “Extension of Tender Period; Termination; Amendments.”

•	If I decide not to tender my Shares, how will the Offer affect my Shares?

If you do not tender your Shares, you may be subject to certain risks resulting from the Fund reducing its aggregate assets to pay for tendered Shares. A reduction in the Fund’s aggregate assets may result in remaining stockholders bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These risks should be reduced to the extent that the Fund sells new Shares. See Section 8 “Certain Effects of the Offer.”

•	Does the Company have any plans, proposals, or is it involved in any negotiations, that would result in the purchase of a material amount of assets?

As part of our investment strategy, we intend to acquire additional properties in the normal course of our operations. We expect that these activities may result in our acquisition of a material amount of assets.

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While, except as noted below in this paragraph, we do not currently have any agreements or understandings with respect to the purchase of a property, we have several offers to purchase properties outstanding. In addition, on July 24, 2006, we placed a $1.0 million refundable deposit on a 121,000 square foot medical office property located in Folsom, California in connection with our offer on that property. Any offer we make may or may not result in our acquisition of a property. See Section 11 “Certain Information About the Fund.”

•	Who should I contact if I need more information?

Questions, requests for assistance and requests for additional copies of this Offer to Purchase and the Letter of Transmittal should be directed to Peggy Lynn, UST Advisers, Inc., 225 High Ridge Road, Stamford, CT 06905, telephone (203) 352-4497, fax (203) 352-4456.

1.	Price; Number of Shares; Expiration Date.

The Fund will, upon the terms and subject to the conditions of the Offer, purchase up to $5 million of its issued and outstanding Shares, which are tendered and not withdrawn prior to 12:00 midnight, Eastern Time, on Tuesday, September 5, 2006 (such time and date being hereinafter called the “Initial Expiration Date”), unless it determines to accept none of them. The Fund reserves the right to extend its Offer. See Section 14 “Extension of Tender Period; Termination; Amendments.” The later of the Initial Expiration Date or the latest time and date to which an Offer is extended is hereinafter called the “Expiration Date.” The purchase price of the Shares will be $112.66 per share, which equals the per share NAV of the Fund as of June 30, 2006.

The Offer is being made to all stockholders of the Fund and is not conditioned upon any minimum number of Shares being tendered. If more than $5 million of Shares are duly tendered prior to the Expiration Date, the Fund will, in its sole discretion, either: (i) extend the Offer and increase the number of Shares that it is offering to repurchase to an amount it believes is sufficient to accommodate all tendered Shares; or (ii) accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate NAV of the tendered Shares, in each case subject to the requirement that a stockholder tendering for less than all of his, her or its Shares must maintain a minimum $100,000 investment in the Fund (unless this minimum balance requirement must be waived under applicable law). In addition, the Fund may, in its discretion, accept additional Shares in an amount not to exceed 2% of the outstanding Shares.

As of July 31, 2006 there were 2,432,792 Shares issued and outstanding and there were 984 holders of record. In addition, the Fund issued 8,676 Shares on August 4, 2006 pursuant to its dividend reinvestment program. The Fund’s Shares do not currently trade on any established secondary market.

2.	Procedures for Tendering Shares.

If you would like the Fund to purchase your Shares or a portion of your Shares, you must complete and sign the Letter of Transmittal and either:

•	mail (via certified mail return receipt requested) or otherwise deliver it to UST Advisers, Inc. (the “Manager”), 225 High Ridge Road, Stamford, CT 06905, attention Peggy Lynn; or
•	fax it to UST Advisers, Inc. at (203) 352-4456, attention Peggy Lynn.

The completed and executed Letter of Transmittal must be received by the Fund, either by mail or by fax, no later than the Expiration Date. If you choose to fax the Letter of Transmittal, you must mail the original Letter of Transmittal to the Manager promptly after it is faxed.

Stockholders wishing to confirm receipt of a Letter of Transmittal may contact the Manager at the address or telephone number set forth on the first page of this Offer to Purchase. The method of delivery of any documents is at the election and complete risk of the stockholder tendering Shares including, but not limited to, the failure of the Fund to receive any Letter of Transmittal or other document submitted by facsimile transmission.

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All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular stockholder, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. The Fund shall not be obligated to give notice of any defects or irregularities in tenders, nor shall it incur any liability for failure to give such notice.

3.	Amount of Tenders.

Stockholders may tender all of their Shares, a portion of their Shares defined as a specific dollar amount or a portion of their Shares above a specified dollar amount. However, a Stockholder who only tenders a portion of his, her or its Shares will be required to maintain a capital account balance in the Fund equal to $100,000 or more. The Fund reserves the right to purchase less than the number of Shares tendered by a stockholder if the purchase would cause the stockholder’s capital account balance to fall below $100,000 (unless this minimum balance requirement must be waived under applicable law). To the extent a stockholder tenders all of his, her or its Shares and the Fund only purchases a pro rata portion of that stockholder’s Shares in accordance with SEC rules because the tender offer is oversubscribed, then that stockholder may, to the extent required by SEC rules, be permitted to have a capital balance below $100,000 if, as a result of the proration, the stockholder’s capital account balance decreases to an amount below $100,000. A Stockholder will be able to tender his, her or its Shares to the Fund for repurchase regardless of when the Stockholder first purchased such Shares.

4.	Withdrawal Rights.

Stockholders may withdraw Shares tendered at any time prior to the time the tendered Shares are accepted by the Fund, which is expected to occur promptly after the Expiration Date. No Shares will be accepted by the Fund prior to the Expiration Date. To withdraw your tendered Shares, you must complete and sign the Withdrawal of Tender Letter attached to this Offer to Purchase as Exhibit B (the “Withdrawal Letter”) and either mail (via certified mail return receipt requested) or otherwise deliver or fax it to the Manager at the address set forth above in Section 2 “Procedures for Tendering Shares.” To be effective, your completed Withdrawal Letter must be received by the Fund prior to the time the Fund accepts your tendered Shares.

All questions as to the form and validity (including time of receipt) of notices of withdrawal of the tender will be determined by the Fund in its sole discretion, and its determination shall be final and binding. Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may be retendered prior to the Expiration Date by following one of the procedures described in Section 2 “Procedures for Tendering Shares.”

5.	Repurchase and Payment.

For purposes of the Offer, the Fund will be deemed to have accepted (and thereby repurchased) Shares that are tendered and not withdrawn, if and when it gives written notice to the tendering stockholder of its election to repurchase some or all of such Shares. Written notice will deemed to be given on the earlier of the time it is (i) deposited in the U.S. mail with appropriate postage or (ii) received by the tendering stockholder.

If the Fund accepts a stockholder’s Shares for repurchase, we will pay you $112.66 per Share tendered, which equals the NAV of the Fund as of June 30, 2006 (the “Valuation Date”) divided by the number of outstanding Shares at the Valuation Date. Stockholders tendering their Shares will remain Stockholders with respect to the Shares tendered until such Shares are accepted for repurchase by the Fund.

NAV is determined as of the end of each quarter, within 45 calendar days following the end of such quarter. NAV is determined as follows: (i) the aggregate fair value of (a) the Fund’s interests in its investments plus (b) all other assets of the Fund, minus (ii) the aggregate value of the Fund’s indebtedness and other outstanding obligations as of the determination date. We have retained Duff & Phelps, LLC (the “Valuation Consultant”) to assist us in the

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valuation of our real estate investments. The Valuation Consultant identifies and retains independent third party real estate appraisal firms that appraise each investment, beginning one year after acquisition. Prior to its first valuation, the investment and its related indebtedness is maintained at cost unless a material change occurs at the property or market level.

For each of the three quarters following the independent appraisal of a particular investment, the Valuation Consultant is responsible for determining the value of such investment based on its review of the appraisal and material changes at the property or market level. The Valuation Consultant is responsible for valuing the investments’ related indebtedness, beginning one year after acquisition and every quarter thereafter.

During the first three quarters of the calendar year, the Fund’s NAV is calculated based on the real estate investment values determined by the Valuation Consultant retained by the Fund and unaudited supplemental consolidated fair value information presented with unaudited financial statements. Year-end NAV is calculated based on the real estate values determined by the Valuation Consultant and the supplemental consolidated fair value information presented with our year-end audited financial statements.

The following table presents the NAV per share at the end of each quarter for which the Fund has been in existence:

Quarter Ended	NAV per Share
June 30, 2004	$ 100.00
September 30, 2004	100.00
December 31, 2004	100.00
March 31, 2005	100.03
June 30, 2005	100.07
September 30, 2005	104.16
December 31, 2005	108.08
March 31, 2006	110.73
June 30, 2006	112.66

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the extension or amendment), we will accept for payment, and will pay for, Shares validly tendered and not withdrawn as promptly as practicable after the Expiration Date. The payment of the repurchase price for the Shares tendered will be made by transfer of the funds to the tendering stockholder’s account at United States Trust Company, National Association or one of its affiliated banks (“U.S. Trust”), or wired to the stockholder’s bank account if the stockholder does not have a U.S. Trust account.

The Fund will pay all transfer taxes, if any, payable on the transfer to it of its Shares purchased pursuant to the Offer. If tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of any such transfer taxes (whether imposed on the registered holder or such other person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted.

6.	Conditions of the Offer.

The Fund shall not be required to accept for payment or pay for any of its Shares tendered, and may terminate or amend its Offer or may postpone the acceptance for payment of, or payment for, its Shares tendered, if: (1) such purchases would impair the Fund’s status as a real estate investment trust under the Internal Revenue Code, as amended (the “Code”); (2) there is, in the judgment of our board of directors, any (a) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (b) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State, which is material to the Fund, (c) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (d) commencement of war, armed hostilities, acts of terrorism or other international or national calamity directly or indirectly involving the United States, which is material to the Fund, or (e) other event or condition which would have a material adverse effect on the Fund or its stockholders if Shares tendered pursuant to the Offer were purchased or (3) our board of directors determines that repurchasing Shares pursuant to the Offer is not in the best interest of the Fund.

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If the Fund determines to amend its Offer or to postpone the acceptance for payment of or payment for Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open. Moreover, in the event any of the foregoing conditions are modified or waived in whole or in part at any time, the Fund will promptly make a public announcement of such waiver and may, depending on the materiality of the modification or waiver, extend the Offer period. See Section 14 “Extension of Tender Period; Termination; Amendments.”

7.	Purpose of the Offer.

We are a private investment vehicle and have no current intention of offering our Shares to the public or of registering our Shares under the Securities Act of 1933, as amended (the “Securities Act”). Our Shares are not and are not expected to be listed for trading on any securities exchange or over-the-counter market. As a result, our board of directors has decided to provide liquidity for stockholders by offering to purchase Shares through semi-annual tender offers. We will only offer to repurchase Shares to the extent that we have sufficient cash available consistent with principles of prudent portfolio management and to the extent that such repurchases (i) are consistent with applicable REIT rules and federal securities laws and (ii) would not require the Fund to register as an investment company under the Investment Company Act. The Fund does not guarantee, however, that sufficient cash will be available at any particular time to fund repurchases of its Shares, and the Fund will be under no obligation to conduct such tender offers or to make such cash available.

8.	Certain Effects of the Offer.

The purchase of the Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of stockholders who do not tender their Shares and will decrease the Fund’s aggregate assets. A reduction in the Fund’s aggregate assets may result in remaining individual stockholders bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. However, the Fund believes that these risks will be reduced to the extent new Shares are sold. All Shares purchased by the Fund pursuant to the Offer will be retired by the Fund’s board of directors.

9.	Source and Amount of Funds.

The Fund anticipates that the purchase price for any of its Shares acquired pursuant to the Offer will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds from the sale of Shares and (iii) borrowings under the Fund’s credit facility.

10.	Financial Information.

The Fund’s audited financial statements as of and for the fiscal years ended December 31, 2005 and December 31, 2004 and the unaudited financial information as of and for the three-month periods ended March 31, 2006 and March 31, 2005 are hereby incorporated by reference to Item 15 of Amendment No. 2 to the Fund’s Registration Statement on Form 10, filed with the SEC on July 7, 2006, as such Form 10 may be subsequently amended.

As of March 31, 2006, the Fund’s book value per Share was $93.58.

11.	Certain Information About the Fund.

The Fund was incorporated under the laws of the State of Maryland on May 28, 2004 and invests in real estate and real estate-related assets, including joint venture arrangements with third parties. The Fund seeks to invest in and assemble a portfolio of high-quality properties located primarily in the United States that is diversified both geographically and across property sectors. As part of the Fund’s investment strategy, the Fund intends to acquire additional properties in the normal course of its operations. The Fund expects that these activities may result in its acquisition of a material amount of assets. While, except as noted below in this paragraph, the Fund does not currently have any agreements or understandings with respect to the purchase of a property, it does have several offers to purchase properties outstanding. In addition, on July 24, 2006, the Fund placed a $1.0 million refundable deposit on a 121,000 square foot medical office property located in Folsom, California in connection with its offer on that property. Any bid the Fund makes may or may not result in the Fund’s acquisition of a property. The principal executive offices of the Fund are located at 225 High Ridge Road, Stamford, CT 06905.

B-8

There have not been any transactions involving the Shares of the Fund that were effected during the past 60 business days by the Fund, by any executive officer or director of the Fund, by any person controlling the Fund, by any executive officer or director of any corporation ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing including any executive officer or director of any such subsidiary, other than as set forth in Section 15 “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.”

As of July 31, 2006, there were 2,432,792 Shares outstanding.

12.	Additional Information.

The Fund has filed an issuer tender offer statement on Schedule TO with the SEC which includes certain additional information relating to the Offer. Such material may be inspected and copied at prescribed rates at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site (http://www.sec.gov) that contains the Fund’s Schedule TO, reports and other information about the Fund. You may also obtain a copy of the Fund’s Schedule TO free of charge by contacting the Manager at the address or telephone number set forth on the first page of this Offer to Purchase.

13.	Certain Federal Income Tax Consequences.

The following discussion is a general summary of the federal income tax consequences of a sale of Shares pursuant to the Offer. You should consult your own tax advisor for a complete description of the tax consequences to you of a sale of Shares pursuant to the Offer.

In general, a stockholder from whom Shares are repurchased by the Fund will be treated as engaging in a taxable transaction, which depending on the circumstances may be taxable as a dividend or a disposition of a capital asset. If the repurchase is treated as a disposition under the tax law, a stockholder will generally reduce its adjusted tax basis in its Shares (but not below zero) by the amount of cash distributed to such stockholder. To the extent the proceeds from the repurchase exceed the adjusted tax basis of the stockholder in the Shares, he or she generally will recognize income or gain as a result of the repurchase. Such income or gain generally will be taxable as capital gain or ordinary income, depending on the circumstances. A stockholder generally will recognize a loss if the proceeds received on the repurchase are less than his or her adjusted basis. The deductibility of capital losses are subject to limitations under the tax law.

14.	Extension of Tender Period; Termination; Amendments.

The Fund reserves the right, at any time and from time to time, to extend the period of time during which its Offer is pending by making a public announcement thereof. Such public announcement will be issued no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date and will disclose the approximate number of relevant Shares tendered as of that date. During any such extension, all Shares previously tendered and not purchased or withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time up to and including the Expiration Date, to (a) terminate its Offer in accordance with the conditions specified in Section 6 " Conditions of the Offer" and not to purchase or pay for any Shares, and (b) amend its Offer in any respect, including but not limited to, amending the number of its Shares subject to its Offer. If a material change is made to the terms of the Offer, the Fund will promptly make a public announcement of any such change. Without limiting the manner in which the Fund may choose to make a public announcement of an extension, termination or amendment of the Offer, except as provided by applicable law, the Fund shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a press release.

15.	Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares

As of July 31, 2006, two of our executive officers beneficially owned an aggregate of 764 Shares, representing less than 1% of the total outstanding Shares. No other executive officers and none of our directors beneficially owned Shares as of July 31, 2006. Although our executive officers that own Shares are entitled to participate in the Offer on the same basis as all other stockholders, they have advised us that they do not intend to tender any Shares owned by them in the Offer.

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The aggregate number and percentage of Shares that were beneficially owned by each of our directors and executive officers, and all of our executive officers and directors as a group, as of July 31, 2006, appears in the table below. Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. To our knowledge, subject to community property laws where applicable and except as noted otherwise, the persons named in this table have sole voting and investment power with respect to all the Shares beneficially owned by them. The address for each of the stockholders is c/o UST Advisers, Inc., 225 High Ridge Road, Stamford, CT 06905.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Common Stock
LaSalle U.S. Holdings, Inc.(1)	100,000	4.1%
200 East Randolph Drive Suite 4400 Chicago, IL 60601
Directors and Executive Officers
James L. Bailey	—	—
Thomas F. McDevitt	—	—
Virginia G. Breen	—	—
Jonathan B. Bulkeley	—	—
Peter H. Schaff	—	—
Lee A. Gardella	264	*
Robert F. Aufenanger	500(2)	*
Richard Speicher	—	—
All executive officers and directors as a group (8 persons)	764	*

________

*	Represents beneficial ownership of less than 1%.
(1)	Peter Schaff, a director of the Fund, is one of three directors of LaSalle U.S. Holdings, Inc. (“LUSHI”). LUSHI is an affiliate of LaSalle Investment Management, Inc., the Fund’s advisor.
(2)	Mr. Aufenanger shares voting and investment power with respect to these Shares with his wife.

On June 29, 2006, the Fund accepted subscription agreements relating to the sale by the Fund of its Shares in the amount of approximately $26.5 million, which amount was received from subscribers and placed into an escrow account with PNC Bank, as escrow agent for the subscribers. Under the terms of the subscription agreements, the issuance and sale of Shares to the subscribers (the “Closing”) must occur within 100 calendar days of June 29, 2006 in one or more Closings. The right of the Manager to delay the subscribers’ purchase of Shares for up to 100 calendar days allows the Manager to manage the possible dilutive effect on the Fund’s performance of new capital prior to the time it can be invested and facilitates the ability of the Fund’s advisor to make appropriate real estate investments that correspond with the amount of capital raised.

Each Share will be purchased at the per Share NAV of the Fund, determined as of the end of the calendar quarter immediately preceding the Closing(s) (the “Current Share Price”). At the time of the Closing, the escrowed funds and any interest earned thereon will be used to purchase Shares at the Current Share Price.

The Shares are being sold in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the “Act”), and Rule 506 of Regulation D promulgated thereunder, as a transaction not involving a public offering. Each investor provided a written representation that it is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Act, and the Fund did not engage in general solicitation.

UST Securities Corp., an affiliate of the Manager, acted as placement agent in connection with the sale of these Shares. UST Securities Corp. will not receive a fee for acting as placement agent.

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16.	Miscellaneous.

The Offer is not being made to, nor will tenders be accepted from, stockholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude stockholders from its Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

Stockholders will not be required to pay any fees or commissions in connection with the tender and repurchase of their Shares.

Neither the Fund nor its board of directors make any recommendation to any stockholder as to whether to tender or refrain from tendering its Shares. Stockholders must make their own decisions whether to tender their Shares, and, if they choose to do so, the portion of their Shares to tender.

Because each stockholder’s investment decision is a personal one, based on their own financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether stockholders should tender their Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

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